Exhibit 99

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                             N E W S   R E L E A S E


U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430


                              UNILEVER APPOINTMENTS


New York, NY - January 8, 2004 - Unilever announced today that Harish Manwani
(50), currently president of Home and Personal Care, Latin America, will succeed Charles Strauss as president of Home and Personal Care, North America, with effect from March 1, 2004. It was announced earlier this week that Mr. Strauss, a director of Unilever, will retire from the boards of Unilever NV and Unilever PLC in May.

Also from March 1, Anton Lenstra (55), currently president of Africa Business Group, will succeed Mr. Manwani as president HPC Latin America and Doug Baillie
(48), currently chairman of Lever Pond's South Africa, will in turn take up the role as president of Africa Business Group.

Mr. Strauss will continue as chairman of Unilever's North America Committee until his retirement.
                                      # # #

Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in about 100 countries around the globe and employs approximately 250,000 people.